                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)


                       AMERICAN BIOGENETIC SCIENCES, INC.
               --------------------------------------------------
                                (NAME OF ISSUER)

                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   024611 10 5
                                   -----------
                                 (CUSIP NUMBER)

                             LEONARD W. SUROFF, ESQ.
                       AMERICAN BIOGENETIC SCIENCES, INC.
                                1375 AKRON STREET
                            COPIAGUE, NEW YORK 11726
                                  516-789-2600
                                  ------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                  MARCH 3, 2000
                                  -------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

            IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON
               SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE
                SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
      SCHEDULE BECAUSE OF SS.SS.240.13D-1(e), 240.13D-1(f) OR 240.13D-1(g),
                           CHECK THE FOLLOWING BOX [ ]

-------------------------------------------------------------------------------
1.       Names of Reporting Persons.

                  I.R.S. Identification Nos. of above persons (entities only).

         Alfred J. Roach
-------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)      [  ]
                  (b)      [  ]
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3.       SEC Use Only

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4.       Source of Funds (See Instructions) PF

-------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

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6.       Citizenship or Place of Organization        United States

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Number of           7.        Sole Voting Power              10,907,250
Shares Bene-        -----------------------------------------------------------
ficially Owned      8.        Shared Voting Power                   -0-
By Each             -----------------------------------------------------------
Reporting           9.        Sole Dispositive Power         10,907,250
Person With         -----------------------------------------------------------
                    10.       Shared Dispositive Power               0-
-------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         10,907,250 shares (includes 3,000,000 shares issuable upon conversion of Class B Common Stock, 1,000,000 shares issuable upon conversion of Series A Preferred Stock, 1,000,000 shares issuable upon exercise of a warrant and 1,435,000 shares issuable upon exercise of options).
-------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [  ]

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13.      Percent of Class Represented by Amount in Row (11)

         23.5% (51.6% of voting power of all outstanding securities)
-------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions) IN

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
ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Class A Common Stock, $.001 par value (the "Class A Common Stock"), of American Biogenetic Sciences, Inc. (the "Company"). The Company's principal executive offices are located at 1375 Akron Street, Copiague, New York 11726.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      This statement is filed by Alfred J. Roach (the "Reporting
                  Person").

         (b) The residence address of the Reporting Person is 207 Inlet Drive, Lindenhurst, New York 11757.

         (c) The Reporting Person is Chairman of the Board of Directors of the Company, the principal business address of which is 1375 Akron Street, Copiague, New York 11726.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding of any violation with respect to such laws.

         (f)      The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All purchases of the Company's capital stock to date by the Reporting Person have been made through the use of the Reporting Person's personal funds. No portion of the funds used by the Reporting Person to purchase capital stock of the Company has been provided from borrowed monies.

         Prior to March 3, 2000, the Reporting Person had loaned the Company approximately $776,000 on a demand note basis using personal funds. On March 3, 2000, the Reporting Person elected to convert $500,000 of such indebtedness into the purchase price for 1000 shares of Series A Preferred Stock, convertible into 1,000,000 shares of the Company's Class A Common Stock, and 1,000,000 warrants to purchase shares of the Company's Class A Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of securities of the Company by the Reporting Person has been to make investments in the Company, which has also had the effect of the Reporting Person obtaining and maintaining control of the Company. Except as noted below, the Reporting Person does not have any present plans or proposals (although the right to develop such plans or proposals is reserved) that relate to or would result in: (i) the acquisition or the disposition of securities of the Company (although the Reporting Person may, but is not obligated to, purchase securities of the Company should the Company require additional funds); (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries (although neither the Company nor the Reporting Person is presently a party to any agreement or understanding with respect thereto, the Company is engaged in an acquisition strategy which, if successful, could result in a business combination of the Company with one or more entities which are unaffiliated with the Reporting Person; and the Reporting Person, as a director and stockholder of the Company reserves the right to vote to approve or disapprove of any such transaction); (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (except that, as a result of the market price of the Company's Common Stock not exceeding $1.00 per share for ten consecutive trading days, the Company's Class A Common Stock has delisted from the Nasdaq Stock Market inter-dealer quotation system and is presently traded on Nasdaq's OTC Bulletin Board; the Company has appealed Nasdaq's determination); (ix) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The following information is as at March 3, 2000:

         (a)      (i)      Amount Beneficially Owned: 10,907,250

                           Consists of (i) 4,472,250 shares of Class A Common Stock; (ii) 3,000,000 shares of Class A Common Stock issuable upon conversion of the same number of shares of the Company's Class B Common Stock, $.001 par value ("Class B Common Stock"), each of which is owned by the Reporting Person and is convertible into one share of Class A Common Stock; (iii) 1,000,000 shares of Class A Common Stock issuable upon exercise of 1,000 shares of the Company's Series A Preferred Stock, $.001 par value, all of which are owned by the Reporting Person; (iv) 1,000,000 shares of Class A Common Stock issuable upon exercise of a warrant, which is solely owned by the Reporting Person (the "Warrant"); and (v) 1,435,000 shares of Class A Common Stock which are not outstanding but which are subject to issuance upon exercise of options granted to the Reporting Person under the Company's stock option plans (the "Options"), all of which were fully exercisable within 60 days of March 3, 2000. Each share of Class B Common Stock is entitled to ten times the number of votes of each share of Class A Common Stock.

                  (ii) Percent of Class: 23.5% of Class A Common Stock and 51.6% of the voting power of the Company's Class A Common Stock and Class B Common Stock when voting together as a single class.

                           Percent of Class is based on 39,982,437 shares of Class A Common Stock outstanding on March 3, 2000 and assuming conversion of all shares of Class B Common Stock and Series A Preferred Stock beneficially owned by the Reporting Person and the exercise of the warrants and Options. Percent of voting power assumes the foregoing except that it assumes that the Class B Common Stock remains outstanding rather than being converted.

         (b)      Number of shares to which such person has:

                  (i)      sole power to vote or to direct the vote:
                           - 10,907,250
                  (ii)     shared power to vote or to direct the vote: 0
                  (iii)    sole power to dispose or to direct the disposition
                           of:       10,907,250
                  (iv)     shared power to dispose or to direct the disposition
                           of:       0

         (c) The following is a schedule of the transactions of the Reporting Person in the Company's capital stock since September 1, 1998:

                                Number of Shares

Date of Purchased
   Transaction
   Disposed of              Class             Acquired          Disposed of              Price        Total or
   -----------              -----             --------          -----------              -----        --------
10/1/98                    Class A                                 50,000                  N/A      Gift
10/1/98                    Class B             500,000                                 $.40625      From Company
10/6/98                    Class B             724.500                                  $.3125      From Company
10/27/98                   Class A           4,000,000                                    $.25      From Company
10/29/98                   Class A               5,000                                  $.4265      Open
10/29/98                   Class A               5,000                                   $.365      Open
11/02/98                   Class A                                860,000                  N/A      Gifts
01/12/99                   Class A              20,000                                   $1.02      Open
01/14/99                   Class A              50,000                                   $1.02      Open
01/20/99                   Class A              30,000                                   $1.02      Open
03/05/99                   Class A             440,000                                  $1.125      From Company
11/24/99                   Class A                                 50,000                  N/A      Gift
12/16/99                   Class A                                  2,000                  N/A      Gift
01/06/00                   Class A                                  1,000                  N/A      Gift
02/14/00                   Class A                                 50,000                  N/A      Gift
03/03/00                  Series A               1,000                                    $500      From Company
                          Preferred

         (d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Company owned by the Reporting Person.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person does not have any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to securities issued by the Company, including, but not limited to, the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions or profits or loss or the giving or withholding of proxies, except for employee stock option agreements entered into between the Reporting Person and the Company under the Company's stock option plans.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 -         Incentive Stock Option Agreement, dated August 19,
                             1991, between the Company and the Reporting Person.
                             (1)

         Exhibit 2 -         Incentive Stock Option Agreement, dated October 25,
                             1991, between the Company and the Reporting Person.
                             (1)

         Exhibit 3 -         Incentive Stock Option Agreement, dated October 19,
                             1992, between the Company and the Reporting Person.
                             (1)

         Exhibit 4 -         Incentive Stock Option Agreement, dated June 1,
                             1995, between the Company and the Reporting Person.
                             (1)

         Exhibit 5 -         Incentive Stock Option Agreement, dated October 27,
                             1998, between the Company and the Reporting Person.
                             (2)

         Exhibit 6 -         Incentive Stock Option Agreement, dated May 25,
                             1999, between the Company and the Reporting Person.
                             (2)

         Exhibit 7 -         Incentive Stock Option Agreement, dated October 20,
                             1999, between the Company and the Reporting Person.
                             (2)

         Exhibit 8 -         Incentive Stock Option Agreement, dated January 7,
                             2000, between the Company and the Reporting Person.
                             (3)

         Exhibit 9 -         Securities Purchase Agreement, dated as of February
                             3, 2000, between the Company, Biotechnology Value
                             Fund, L.P, Biotechnology Value Fund II, L.P.,
                             Investment 10 L.L.C. and the Reporting Person. (3)

         Exhibit 10 -        Certificate of Designation of Series A Preferred
                             Stock of the Company

         Exhibit 11 -        Warrant Certificate, dated March 3, 2000, issued by
                             the Company to the Reporting Person. (3)


         (1)      Filed with the initial filing of this Statement.
         (2)      Filed with Amendment No. 1 to this Statement.
         (3)      Filed with this Amendment No. 2.
                               -------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2000

                                 /s/ Alfred J. Roach
                                 ------------------------------------
                                 Alfred J. Roach

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